Mail Stop 6010

April 11, 2006

David B. Downing
Vice President and Chief Financial Officer
Lindsay Manufacturing Company
2707 North 108th Street, Suite 102
Omoha, Nebraska 68164

RE: Lindsay Manufacturing Company
   Form 10-K for the fiscal year ended August 31, 2005
   Filed November 14, 2005
   File No. 1-13419

Dear Mr. Downing:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant